UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 2.61 TRILLION FOR 2017 WHICH REPRESENTS A DECREASE OF 9% COMPARED TO 2016 AND COP 902 BILLION FOR THE FOURTH QUARTER OF 2017, WHICH REPRESENTS AN INCREASE OF 100% COMPARED TO THE PREVIOUS QUARTER.

•	Net interest income was COP 2.65 trillion for 4Q17, growing 7.4% when compared to 4Q16. This growth is explained by higher volumes of peso-denominated loans and the year-on-year increase in net interest margin. Net interest income increased 3.7% during the quarter.

•	Net fees were COP 658 billion and increased by 11.3% compared to 4Q16. This growth was mainly driven by an increase in fees related to credit and debit cards, bancassurance, as well as trust services. Net fees increased by 8.4% during the quarter.

•	The annualized net interest margin for the quarter was 6.0%. The margin was stable when compared to 4Q16 and increased 14 basis points compared with the margin for 3Q17. Besides, the pressure in the margin due to the cuts in the reference rate by the Central Bank, the strict control of the cost of deposits help the margin during the quarter.

•	Gross loans grew 5.7% when compared to 4Q16 and 1.3% during the quarter. This growth shows moderation in the credit demand in Colombia. Peso-denominated loans grew 11.9% when compared to 4Q16.

•	Provision charges for the quarter were COP 930 billion and the coverage ratio for 90-day past due loans was 164.2%. These provisions allow us to maintain a solid coverage ratio amid a challenging environment, as new past due loans totaled COP 622 billion for the quarter.

•	Tier 1 ratio was 10.2% at December 31, 2017 and increased 113 basis points when compared to December 31, 2016. The capital adequacy ratio was 14.2%.

February 21, 2018. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 2017[1]. For the quarter ended on December 31, 2017 (“4Q17”), Bancolombia reported consolidated net income of COP 902 billion, or COP 937.70 per share - USD 1.26 per ADR. This net income represents a 100.1% increase compared to the quarter ended on September 30, 2017 (“3Q17”) and a decrease of 20.3% compared to the quarter ended on December 31, 2016 (“4Q16”).

________________

1. This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended December 31, 2017 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, October 1, 2017 $2,984.00 = US$ 1

1

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q16	3Q17	4Q17	4Q17/3Q17	4Q17/4Q16
ASSETS
Net Loans	145,125,575	150,576,426	152,244,991	1.11%	4.91%
Investments	13,060,653	16,664,585	16,377,253	-1.72%	25.39%
Other assets	38,074,816	36,851,865	35,285,967	-4.25%	-7.32%
Total assets	196,261,044	204,092,876	203,908,211	-0.09%	3.90%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	124,624,011	127,891,132	131,959,215	3.18%	5.89%
Other liabilities	49,160,053	52,840,013	47,519,446	-10.07%	-3.34%
Total liabilities	173,784,064	180,731,145	179,478,661	-0.69%	3.28%
Non-controlling interest	1,209,397	1,244,883	1,316,586	5.76%	8.86%
Shareholders' equity	21,267,583	22,116,848	23,112,964	4.50%	8.68%
Total liabilities and shareholders' equity	196,261,044	204,092,876	203,908,211	-0.09%	3.90%

Interest income	4,094,749	4,103,889	4,151,605	1.16%	1.39%
Interest expense	(1,631,492)	(1,551,894)	(1,505,606)	-2.98%	-7.72%
Net interest income	2,463,257	2,551,995	2,645,999	3.68%	7.42%
Net provisions	(771,510)	(967,284)	(930,368)	-3.82%	20.59%
Fees and income from service, net	590,991	606,512	657,628	8.43%	11.28%
Other operating income	473,105	353,391	558,363	58.00%	18.02%
Total Dividends received and equity method	16,165	36,916	2,392	-93.52%	-85.20%
Total operating expense	(1,916,395)	(1,868,169)	(1,619,786)	-13.30%	-15.48%
Profit before tax	855,613	713,361	1,314,228	84.23%	53.60%
Income tax	125,866	(245,307)	(345,556)	40.87%	-374.54%
Net income before non-controlling interest	981,479	468,054	968,672	106.96%	-1.30%
Non-controlling interest	(6,304)	(17,248)	(66,771)	287.12%	959.18%
Net income before Discontinued Operations	975,175	450,806	901,901	100.06%	-7.51%
Discontinued Operations Net Income	155,804	-	-	0.00%	-100.00%
Net income	1,130,979	450,806	901,901	100.06%	-20.25%

PRINCIPAL RATIOS		Quarter		As of
	4Q16	3Q17	4Q17	4Q16	4Q17
PROFITABILITY
Net interest margin (1) from continuing operations	5.98%	5.84%	5.98%	5.96%	6.07%
Return on average total assets (2) from continuing operations	2.34%	0.89%	1.76%	1.49%	1.30%
Return on average shareholders´ equity (3)	22.06%	8.22%	15.96%	14.52%	11.99%
EFFICIENCY
Operating expenses to net operating income	54.08%	52.64%	41.92%	51.02%	49.23%
Operating expenses to average total assets	3.97%	3.67%	3.16%	3.64%	3.60%
Operating expenses to productive assets	4.65%	4.28%	3.66%	4.29%	4.20%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.84%	10.84%	11.33%	10.84%	11.33%
Technical capital to risk weighted assets	13.26%	13.42%	14.18%	13.26%	14.18%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.57	0.64	1.26	3.97	3.64
Net income per share $COP from continuing operations	1,175.87	468.70	937.70	2,979.05	2,718.78
P/BV ADS (4)	1.24	1.46	1.23	1.24	1.23
P/BV Local (5) (6)	1.14	1.42	1.25	1.14	1.25
P/E (7) from continuing operations	5.59	17.68	7.94	8.83	10.96
ADR price	36.68	45.79	39.66	36.68	39.66
Common share price (8)	25,220	32,740	29,980	25,220	29,980
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,000.71	2,936.67	2,984.00	3,000.71	2,984.00

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

2

1.	BALANCE SHEET

1.1.	Assets

As of December 31, 2017, Bancolombia’s assets totaled COP 203,908 billion, which represents a decrease of 0.1% compared to 3Q17 and an increase of 3.9% compared to 4Q16.

During the quarter, the COP depreciated 1.6% versus the USD and over the past 12 months, it appreciated 0.6%.

The increase in total assets during the quarter is largely explained by the growth in loans, cash and Reverse repurchase agreements.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 2984,00 COP)	4Q17	4Q17/3Q17	4Q17	4Q17/3Q17	4Q17	4Q17/3Q17	4Q17	4Q17/3Q17
Commercial loans	74,919,332	2.90%	36,109,865	-4.31%	12,101,161	-5.83%	111,029,197	0.44%
Consumer loans	18,844,595	6.37%	9,016,392	2.58%	3,021,579	0.95%	27,860,987	5.11%
Mortgage loans	11,448,118	0.48%	9,059,132	1.86%	3,035,902	0.25%	20,507,249	1.08%
Small business loans	651,135	-0.34%	424,908	-0.04%	142,396	-1.62%	1,076,043	-0.22%
Interests paid in advance	(4,033)	-400.32%	(1,349)	0.44%	(452)	100.00%	(5,382)	0.00%
Gross loans	105,859,146	3.21%	54,608,948	-2.21%	18,300,586	-3.76%	160,468,094	1.30%

The quarter 4Q17 shows an increase in gross loans of 1.3% when compared to 3Q17. Peso-denominated loans grew 11.9% and the dollar-denominated loans decreased 3.7%, compared to 4Q16. In comparison with 4Q16, total gross loans grew 5.7%.

As of December 31, 2017, our operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 25% of total gross loans.

Gross loans denominated in currencies other than COP, originated by our operations in Central America and the offshore operation of Bancolombia Panama as well as the USD denominated loans in Colombia, accounted for 34% and decreased 2.2% during 4Q17 (when expressed in COP), explained mainly by the reduction of the loan portfolio in dollars in Colombia.

Total reserves (allowances in the balance sheet) for loan losses increased by 5.0% during the quarter and totaled COP 8,223 billion, equivalent to 5.1% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total loans
(COP million)	4Q16	3Q17	4Q17	4Q17/3Q17	4Q17/4Q16
Commercial	107,350,204	110,537,937	111,029,197	0.44%	3.43%	69.19%
Consumer	24,179,711	26,505,346	27,860,987	5.11%	15.22%	17.36%
Mortgage	19,153,710	20,287,544	20,507,249	1.08%	7.07%	12.78%
Microcredit	1,063,947	1,078,436	1,076,043	-0.22%	1.14%	0.67%
Interests received in advance	(86)	-	(5,382)	0.00%	6158.14%	0.00%
Total loan portfolio	151,747,486	158,409,263	160,468,094	1.30%	5.75%	100.00%
Allowance for loan losses	(6,621,911)	(7,832,837)	(8,223,103)	4.98%	24.18%
Total loans, net	145,125,575	150,576,426	152,244,991	1.11%	4.91%

3

1.3.	Investment Portfolio

As of December 31, 2017, Bancolombia’s net investment portfolio totaled COP 16,377 billion, decreasing 1.7% from the end of 3Q17 and increasing 25.4% from the end of 4Q16. The investment portfolio consists primarily of debt securities, which represent 65.3% of Bancolombia’s total investments and 5.2% of assets at the end of 4Q17.

At the end of 4Q17, the debt securities portfolio had a duration of 23.1 months and a weighted average yield to maturity of 5.3%.

1.4.	Goodwill and intangibles

As of 4Q17, Bancolombia’s goodwill and intangibles totaled COP 6,631 billion, increasing 1.6% compared to 3Q17. This variation is explained by the depreciation of the COP against the USD during the quarter.

1.5.	Funding

As of December 31, 2017, Bancolombia’s liabilities totaled COP 179,479 billion, decreasing 0.7% from the end of 3Q17 and increasing 3.3% compared to 4Q16.

Deposits by customers totaled COP 131,959 billion (or 73.5% of liabilities) at the end of 4Q17, increasing 3.2% during the quarter and 5.9% over the last 12 months. The net loans to deposits ratio was 115.4% at the end of 4Q17.

Bancolombia’s funding strategy during the last months has been to reduce the average life of time deposits and promote saving and checking accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and reduce the sensitivity of the balance sheet to cuts in interest rates.

Funding mix	4Q16		3Q17		4Q17
COP Million
Checking accounts	21,443,002	13%	20,232,549	12%	22,065,647	13%
Saving accounts	48,693,702	30%	51,418,374	30%	54,255,583	32%
Time deposits	52,673,385	32%	55,100,729	33%	53,961,586	32%
Other deposits	3,737,932	2%	5,358,634	3%	4,912,527	3%
Long term debt	18,704,809	11%	19,365,423	11%	19,648,714	12%
Loans with banks	19,247,699	12%	17,935,827	11%	14,906,743	9%
Total Funds	164,500,529	100%	169,411,536	100%	169,750,800	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 4Q17 was COP 23,113 billion, increasing 4.5% or COP 996 billion, compared to the value reported at the end of 3Q17. This increase is explained by the earnings generated during the quarter.

Bancolombia’s capital adequacy ratio was 14.2% in 4Q17.

Bancolombia’s capital adequacy ratio was 520 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 10.2%, 570 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.2% at the end of 4Q17.

4

In the last months, Bancolombia has generated capital organically due to the appropriation of earnings in March 2017 and to the efficient allocation of capital in different products, at the same time Bancolombia has reduced the VaR consumption across several segments. The annual increase in the RWA is mainly explained by the growth in the loan portfolio.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	4Q16%		3Q17%		4Q17%
Basic capital (Tier I)	15,042,396	9.02%	17,897,207	10.28%	18,032,743	10.15%
Additional capital (Tier II)	7,069,448	4.24%	5,474,092	3.14%	7,143,524	4.03%
Technical capital (1)	22,111,844		23,371,299		25,176,267
Risk weighted assets including market risk	166,781,426		174,129,964		177,600,261
CAPITAL ADEQUACY (2)		13.26%		13.42%		14.18%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk-weighted assets.

5

2.	INCOME STATEMENT

Net income totaled COP 902 billion in 4Q17, or COP 937.7 per share - USD 1.26 per ADR. This net income represents an increase of 100.1% compared to 3Q17 and a decrease of 20.3% compared to 4Q16. Bancolombia’s annualized ROE for 4Q17 was 16.0%.

2.1.	Net Interest Income

Net interest income totaled COP 2,646 billion in 4Q17, 3.7% more than the one reported in 3Q17, and 7.4% higher than the figure for 4Q16. During the quarter, the Net Interest Income increased explained mainly by higher loan portfolio volumes as well as an increase in the net interest margin.

During 4Q17, the investment, interest rate derivatives and repos portfolio generated COP 173 billion, higher by 23.3% from 3Q17.

Net Interest Margin

The annualized net interest margin decreased to 6.0% in 4Q17. The annualized net interest margin for investments was 2.6%, and the annualized net interest margin of the loan portfolio was 6.3%, equal to the one reported in 3Q17.

Despite higher cuts in the reference rate by the Central Bank, the loans interest margin was stable during the quarter, thanks to the efforts in the change of the sensitivity of the balance sheet, as well as the strict control of the cost of funding.

Annualized Interest
Margin	4Q16	3Q17	4Q17
Loans' Interest margin	6.5%	6.3%	6.3%
Debt investments' margin	-0.5%	0.9%	2.6%
Net interest margin	6.0%	5.8%	6.0%

Total funding cost decreased during 4Q17, due to the reduction of long-term debt, as well as a reduction in the average life of time deposits. Savings and checking accounts represented the same proportion of the total cost of funding as in 3Q17, and the annualized average weighted cost of deposits was 3.2% in 4Q17, decreasing 15 basis point compared to 3Q17 and 41 basis points compared to 4Q16.

Average weighted
funding cost	4Q16	3Q17	4Q17
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	2.36%	2.28%	2.10%
Time deposits	6.08%	5.46%	5.44%
Total deposits	3.58%	3.32%	3.17%
Long term debt	7.13%	6.11%	6.24%
Loans with banks	2.92%	2.52%	2.33%
Total funding cost	3.86%	3.49%	3.39%

6

2.2.	Fees and Income from Services

During 4Q17, net fees and income from services totaled COP 658 billion, increasing 8.4% compared to 3Q17, and 11.3% compared to 4Q16. The positive annual performance in fees compared with 4Q16 is due to higher volumes of transactions and the good performance of credit and debit cards, bancassurance and trust services.

Fees from asset management and trust services increased 4.2% compared to 3Q17 and 22.9% compared to 4Q16, due to an increase in the assets under management. Fees from credit and debit cards increased 3.0% compared to 3Q17, and 8.6% compared to 4Q16. Fees from our bancassurance business increased 22.3% compared to 3Q17 and 32.8% with respect to 4Q16, thanks to the continuation of cross-selling initiatives led by our sales teams.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2017
(COP millions)	Nov-16	Nov-17	Growth	Market Share
Bancolombia VISA	4,645,212	6,327,626	36.22%	10.33%
Bancolombia Mastercard	4,614,562	5,312,484	15.12%	8.67%
Bancolombia American Express	3,582,770	3,461,046	-3.40%	5.65%
Total Bancolombia	12,842,544	15,101,156	17.59%	24.65%
Colombian Credit Card Market	55,632,069	61,266,037	10.13%

CREDIT CARD MARKET SHARE			%	2017
(Outstanding credit cards)	Nov-16	Nov-17	Growth	Market Share
Bancolombia VISA	677,623	811,601	19.77%	4.84%
Bancolombia Mastercard	805,340	917,802	13.96%	5.48%
Bancolombia American Express	600,523	567,734	-5.46%	3.39%
Total Bancolombia	2,083,486	2,297,137	10.25%	13.71%
Colombian Credit Card Market	16,503,953	16,756,983	1.53%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 558 billion in 4Q17, increasing by 58.0% compared to 3Q17, and by 18.0% compared to 4Q16.

Revenues from the operating leases totaled COP 147 billion in 4Q17, increasing by 3.6% compared to 3Q17 and by 5.9% compared to those reported in 4Q16. Such increase is due to higher volumes of operations and delivered assets under leasing.

Additionally, during the quarter an income of COP 86 billion was received from the fiscal authority of Colombia. These resources correspond to income taxes paid in previous fiscal years and on which Bancolombia had requested a return.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 6,941 billion at the end of 4Q17 and represented 4.49% of total gross loans, increasing by 1.0% compared to 3Q17, when past due loans represented 4.50% of total gross loans. During 4Q17, Charge-offs totaled COP 554 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 107.5% at the end of 4Q17, increasing compared to 103.5% at the end of 3Q17.The coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 76.1% at the end of 4Q17, decreasing slightly from 81.3% at the end of 3Q17.

7

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 622 billion in 4Q17. During the quarter, the deterioration of loans increased mainly in the consumer segment as well as some deterioration in SMEs. Provision charges (net of recoveries) totaled COP 930 billion in 4Q17. Provisions as a percentage of the average gross loans were 2.3% for 4Q17 and 2.2% for 2017.

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances for loan losses totaled COP 7.462 billion, or 4.8% of total loans at the end of 4Q17, increasing as compared to 3Q17.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	4Q16	3Q17	4Q17
Total 30-day past due loans	4,835,329	6,873,306	6,940,620
Allowance for loan losses (1)	6,087,510	7,111,020	7,462,401
Past due loans to total loans	3.31%	4.50%	4.49%
“C”, “D” and “E” loans as a percentage of total loans	5.07%	5.72%	6.34%
Allowances to past due loans	125.90%	103.46%	107.52%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans	82.08%	81.29%	76.12%
Allowance for loan losses as a percentage of total loans	4.17%	4.65%	4.83%

(1) Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	4Q16	3Q17	4Q17
Commercial loans	69.2%	2.16%	3.42%	3.39%
Consumer loans	17.4%	5.23%	5.81%	5.88%
Mortgage loans	12.8%	6.73%	8.01%	7.92%
Microcredit	0.7%	10.46%	13.38%	12.86%
PDL TOTAL		3.31%	4.50%	4.49%

PDL Per Category			90 days
	% Of loan Portfolio	4Q16	3Q17	4Q17
Commercial loans	69.2%	1.69%	2.69%	2.69%
Consumer loans	17.4%	2.69%	3.02%	3.16%
Mortgage loans*	12.8%	2.75%	3.37%	3.60%
Microcredit	0.7%	6.47%	9.39%	9.21%
PDL TOTAL		2.02%	2.88%	2.94%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

LOANS AND FINANCIAL LEASES CLASSIFICATION	4Q16		3Q17		4Q17
(COP millions)
¨A¨ Normal	136,519,364	90.0%	139,689,925	88.2%	140,560,415	87.6%
¨B¨ Subnormal	7,270,458	4.8%	9,219,150	5.8%	9,183,244	5.7%
¨C¨ Deficient	3,613,646	2.4%	4,206,473	2.7%	3,869,827	2.4%
¨D¨ Doubtful recovery	2,481,343	1.6%	2,954,610	1.9%	4,443,051	2.8%
¨E¨ Unrecoverable	1,862,675	1.2%	2,339,105	1.5%	2,411,556	1.5%
Total	151,747,486	100.0%	158,409,263	100.0%	160,468,094	100.0%
Loans and financial leases classified as C, D and E
as a percentage of total loans and financial leases	5.24%		6.00%		6.68%

2.5.	Operating Expenses

During 4Q17, operating expenses totaled COP 1,620 billion, decreasing 13.3% with respect to 3Q17 and 15.5% with respect to 4Q16.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 495 billion in 4Q17, decreasing 33.1% compared to 3Q17 and 36.6% compared to 4Q16. Bonuses fell by 17.3% during the year due to the reduction in the profitability of the business that led to an adjustment in this line during 4Q17.

8

During 4Q17, administrative expenses totaled COP 1,125 billion, decreasing 0.3% compared to 3Q17 and 1.0% as compared to 4Q16.

The annual decrease in operating expenses is explained by several strategies done on this front, which includes the reduction in the network of branches, automation and optimization of processes and the rationalization of personal expenses.

Depreciation and amortization expenses totaled COP 122 billion in 4Q17, increasing 2.0% compared to 3Q17 and 4.2% compared to 4Q16.

As of December 31, 2017, Bancolombia had 31,073 employees, owned 1,070 branches, 5,630 ATMs, 10,349 banking agents and served more than 11 million customers.

2.6.	Taxes

Income tax expense was COP 346 billion for 4Q17, increasing 40.9% when compared to the income tax registered in 3Q17. Income tax expense for 2017 was COP 1,239 billion with and effective tax rate of 31.0%.

The variation in the income tax between 4Q17 and 4Q16 was due to the fact that during 4Q16, there was a tax reversion in the provision of the income tax after the income statement was finalized, meaning there was certainty about the payable taxes based on the income generated during the fiscal period. Usually, this adjustment occurs at the end of each year. Additionally, there was a reversion for the compensation of fiscal credits and the tax reform approved in December 2016, had an impact on deferred taxes because statutory tax rates were lower than those previously estimated.

9

3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q16	3Q17	4Q17	4Q17/3Q17	4Q17/4Q16
ASSETS
Gross loans	104,452,714	111,608,945	113,609,285	1.79%	8.77%
Allowances for loans	(5,357,491)	(6,712,563)	(7,150,727)	6.53%	33.47%
Investments	15,809,851	18,625,027	18,565,320	-0.32%	17.43%
Other assets	18,850,997	16,749,333	17,183,966	2.59%	-8.84%
Total assets	133,756,071	140,270,741	142,207,845	1.38%	6.32%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	78,233,728	82,093,223	85,321,406	3.93%	9.06%
Other liabilities	39,606,352	41,925,678	40,213,087	-4.08%	1.53%
Total liabilities	117,840,080	124,018,901	125,534,493	1.22%	6.53%
Shareholders' equity	15,915,991	16,251,839	16,673,352	2.59%	4.76%
Total liabilities and shareholders' equity	133,756,071	140,270,741	142,207,845	1.38%	6.32%

Interest income	4,447,062	3,236,032	3,242,299	0.19%	-27.09%
Interest expense	(2,060,241)	(1,257,962)	(1,211,002)	-3.73%	-41.22%
Net interest income	2,386,821	1,978,069	2,031,296	2.69%	-14.90%
Net provisions	(659,627)	(869,353)	(892,038)	2.61%	35.23%
Fees and income from service, net	413,755	387,612	396,869	2.39%	-4.08%
Other operating income	709,503	201,592	282,555	40.16%	-60.18%
Total operating expense	(1,495,637)	(1,276,077)	(1,010,814)	-20.79%	-32.42%
Profit before tax	1,354,817	421,844	807,868	91.51%	-40.37%
Income tax	(39,275)	(169,069)	(297,621)	76.03%	657.79%
Net income	1,315,541	252,775	510,247	101.86%	-61.21%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q16	3Q17	4Q17	4Q17/3Q17	4Q17/4Q16
ASSETS
Gross loans	21,803,831	22,322,227	22,405,137	0.37%	2.76%
Allowances for loans	(591,780)	(406,655)	(345,846)	-14.95%	-41.56%
Investments	2,206,526	2,737,570	2,722,609	-0.55%	23.39%
Other assets	3,805,714	4,296,165	3,337,605	-22.31%	-12.30%
Total assets	27,224,292	28,949,307	28,119,504	-2.87%	3.29%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	19,210,560	18,810,084	19,378,355	3.02%	0.87%
Other liabilities	5,314,600	7,231,648	5,662,115	-21.70%	6.54%
Total liabilities	24,525,160	26,041,732	25,040,470	-3.84%	2.10%
Shareholders' equity	2,699,132	2,907,575	3,079,035	5.90%	14.08%
Total liabilities and shareholders' equity	27,224,292	28,949,307	28,119,504	-2.87%	3.29%

Interest income	326,375	376,618	385,109	2.25%	18.00%
Interest expense	(129,256)	(144,872)	(143,521)	-0.93%	11.04%
Net interest income	197,119	231,746	241,589	4.25%	22.56%
Net provisions	(145,013)	(69,109)	7,594	-110.99%	-105.24%
Fees and income from service, net	42,138	47,669	55,145	15.68%	30.87%
Other operating income	23,108	4,625	5,129	10.89%	-77.81%
Total operating expense	(177,358)	(154,744)	(174,296)	12.64%	-1.73%
Profit before tax	(60,004)	60,188	135,160	124.56%	-325.25%
Income tax	28,581	(22,617)	(38,712)	71.16%	-235.45%
Net income	(31,424)	37,571	96,448	156.71%	-406.93%

10

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q16	3Q17	4Q17	4Q17/3Q17	4Q17/4Q16
ASSETS
Gross loans	9,088,243	9,040,300	9,114,167	0.82%	0.29%
Allowances for loans	(345,148)	(352,015)	(357,496)	1.56%	3.58%
Investments	661,953	478,909	622,865	30.06%	-5.90%
Other assets	3,536,233	3,420,320	3,564,526	4.22%	0.80%
Total assets	12,941,282	12,587,515	12,944,062	2.83%	0.02%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	8,365,813	8,689,015	9,191,818	5.79%	9.87%
Other liabilities	2,904,205	2,342,984	2,111,769	-9.87%	-27.29%
Total liabilities	11,270,018	11,031,999	11,303,586	2.46%	0.30%
Shareholders' equity	1,671,264	1,555,516	1,640,476	5.46%	-1.84%
Total liabilities and shareholders' equity	12,941,282	12,587,515	12,944,062	2.83%	0.02%

Interest income	225,387	228,409	248,671	8.87%	10.33%
Interest expense	(65,276)	(67,324)	(64,133)	-4.74%	-1.75%
Net interest income	160,111	161,085	184,538	14.56%	15.26%
Net provisions	6,796	(28,304)	(20,486)	-27.62%	-401.45%
Fees and income from service, net	36,830	43,033	46,069	7.05%	25.09%
Other operating income	(217)	(8,025)	433	-105.40%	-299.86%
Total operating expense	(110,873)	(98,675)	(116,638)	18.20%	5.20%
Profit before tax	92,647	69,114	93,916	35.89%	1.37%
Income tax	(20,396)	(20,880)	(34,016)	62.91%	66.78%
Net income	72,251	48,234	59,900	24.19%	-17.09%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q16	3Q17	4Q17	4Q17/3Q17	4Q17/4Q16
ASSETS
Gross loans	8,471,526	8,511,380	8,902,627	4.60%	5.09%
Allowances for loans	(113,892)	(155,975)	(188,369)	20.77%	65.39%
Investments	1,588,323	1,721,330	1,584,745	-7.93%	-0.23%
Other assets	1,849,401	1,864,607	1,892,866	1.52%	2.35%
Total assets	11,795,358	11,941,343	12,191,869	2.10%	3.36%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	8,085,859	8,261,134	8,472,200	2.55%	4.78%
Other liabilities	2,391,568	2,371,227	2,375,695	0.19%	-0.66%
Total liabilities	10,477,427	10,632,361	10,847,895	2.03%	3.54%
Non-controlling interest	20,700	20,261	20,709	2.21%	0.05%
Shareholders' equity	1,297,231	1,288,720	1,323,265	2.68%	2.01%
Total liabilities and shareholders' equity	11,795,358	11,941,343	12,191,869	2.10%	3.36%

Interest income	213,875	212,929	232,356	9.12%	8.64%
Interest expense	(90,020)	(89,680)	(91,336)	1.85%	1.46%
Net interest income	123,856	123,248	141,021	14.42%	13.86%
Net provisions	(67,194)	(24,915)	(40,232)	61.48%	-40.13%
Fees and income from service, net	16,187	25,263	27,067	7.14%	67.21%
Other operating income	(4,195)	12,496	19,499	56.04%	-564.84%
Total operating expense	(91,013)	(110,422)	(121,182)	9.74%	33.15%
Profit before tax	(22,359)	25,670	26,172	1.96%	-217.05%
Income tax	354	(8,441)	(1,863)	-77.93%	-626.78%
Net income before non-controlling interest	(22,005)	17,229	24,309	41.09%	-210.47%
Non-controlling interest	(1,124)	(853)	(709)	-16.84%	-36.89%
Net income	(23,129)	16,376	23,600	44.11%	-202.04%

11

4.	RECENT DEVELOPMENTS

•	October 11, 2017. Bancolombia S.A. announced the price of the public offering of USD 750,000,000 of its subordinated notes due October 18, 2027. The bonds have a 10 year maturity, an optional redemption right on the fifth year and a coupon of 4.875% payable semi-annually on April 18 and October 18, 2017, commencing on April 18.
•	December 12, 2017. Bancolombia S.A. announced that Standard & Poor’s Global Ratings – S&P, in line with a downgrade in the rating of the Republic of Colombia, reviewed and downgraded the ratings of Bancolombia and its subsidiaries from BBB- to BB+.

12

5.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 11 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) / (574) 4043917/ (574) 4041918.

E-mail: IR@bancolombia.com.co

Contacts: Alejandro Mejia (IR Manager) / Juliana Álvarez (Analyst) / Santiago López (Analista).

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

13

BALANCE SHEET				Growth
(COP million)	Dec-16	Sep-17	Dec-17	dec-17 / sep-17	dec-17 / dec-16	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	16,216,907	14,945,466	15,523,123	3.87%	-4.28%	7.61%
Interbank borrowings	1,606,506	2,810,198	1,761,460	-37.32%	9.65%	0.86%
Reverse repurchase agreements and other similar secured lend	2,636,832	810,128	881,061	8.76%	-66.59%	0.43%
Financial assets investments	13,060,653	16,664,585	16,377,253	-1.72%	25.39%	8.03%
Derivative financial instruments	1,677,970	1,316,828	1,134,372	-13.86%	-32.40%	0.56%
Loans and advances to customers	151,747,486	158,409,263	160,468,094	1.30%	5.75%	78.70%
Allowance for loan and lease losses	(6,621,911)	(7,832,837)	(8,223,103)	4.98%	24.18%	-4.03%
Investment in associates and joint ventures	1,298,246	1,595,238	1,565,059	-1.89%	20.55%	0.77%
Goodwill and Intangible assets, net	6,694,037	6,526,087	6,631,424	1.61%	-0.94%	3.25%
Premises and equipment, net	3,115,697	3,150,714	3,127,405	-0.74%	0.38%	1.53%
Investment property	1,581,689	1,690,594	1,657,409	-1.96%	4.79%	0.81%
Prepayments	310,759	357,337	287,550	-19.53%	-7.47%	0.14%
Tax receivables	581,153	871,142	256,721	-70.53%	-55.83%	0.13%
Deferred tax	222,862	711,680	148,614	-79.12%	-33.32%	0.07%
Assets held for sale and inventories	273,187	302,437	377,003	24.66%	38.00%	0.18%
Other assets	1,858,971	1,764,016	1,934,766	9.68%	4.08%	0.95%
Total assets	196,261,044	204,092,876	203,908,211	-0.09%	3.90%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	124,624,011	127,891,132	131,959,215	3.18%	5.89%	64.72%	73.52%
Interbank Deposits	341,856	1,087,444	1,084,591	-0.26%	217.27%	0.53%	0.60%
Derivative financial instrument	1,312,450	966,207	945,853	-2.11%	-27.93%	0.46%	0.53%
Borrowings from other financial institutions	18,905,843	16,848,383	13,822,152	-17.96%	-26.89%	6.78%	7.70%
Debt securities in issue	18,704,809	19,365,423	19,648,714	1.46%	5.05%	9.64%	10.95%
Preferred shares	581,972	568,005	582,985	2.64%	0.17%	0.29%	0.32%
Repurchase agreements and other similar secured borrowing	1,924,010	4,219,154	3,236,128	-23.30%	68.20%	1.59%	1.80%
Liabilities relating to assets held for sale	-	-	102,976	0.00%	0.00%	0.05%	0.06%
Current tax	124,802	857,168	161,966	-81.10%	29.78%	0.08%	0.09%
Deferred tax	1,325,354	1,885,322	1,440,198	-23.61%	8.67%	0.71%	0.80%
Employees benefit plans	650,802	127,867	697,401	445.41%	7.16%	0.34%	0.39%
Other liabilities	5,288,155	6,915,040	5,796,482	-16.18%	9.61%	2.84%	3.23%
Total liabilities	173,784,064	180,731,145	179,478,661	-0.69%	3.28%	88.02%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.24%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.38%
Appropriated reserves	7,472,409	9,061,138	9,045,155	-0.18%	21.05%	4.44%
Retained earnings	6,380,657	5,226,878	6,183,182	18.30%	-3.09%	3.03%
Accumulated other comprehensive income (loss), net of tax	2,076,149	2,490,464	2,546,259	2.24%	22.64%	1.25%
Stockholders’ equity attributable to the owners of the parent company	21,267,583	22,116,848	23,112,964	4.50%	8.68%	11.33%
Non-controlling interest	1,209,397	1,244,883	1,316,586	5.76%	8.86%	0.65%
Total liabilities and equity	196,261,044	204,092,876	203,908,211	-0.09%	3.90%	100.00%

14

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-16	Dec-17	dec-17 / dec-16	4Q 16	3Q 17	4Q 17	4Q 17 / 3Q 17	4Q 17 / 4Q 16
Interest income and expenses
Interest on loans and financial leases
Commercial	7,952,627	8,027,598	0.94%	2,130,624	1,968,634	1,983,801	0.77%	-6.89%
Consumer	3,069,124	3,822,743	24.55%	856,279	990,309	1,022,645	3.27%	19.43%
Small business loans	236,979	237,266	0.12%	64,765	60,666	58,855	-2.99%	-9.13%
Mortgage	1,767,761	1,831,716	3.62%	365,283	434,229	412,237	-5.06%	12.85%
Leasing	1,993,851	2,054,262	3.03%	534,417	501,359	494,914	-1.29%	-7.39%
Interest income on loans and financial leases	15,020,342	15,973,585	6.35%	3,951,368	3,955,197	3,972,452	0.44%	0.53%
Interest income on overnight and market funds	20,968	26,779	27.71%	4,027	8,697	6,523	-25.00%	61.98%
Interest and valuation on Investment
Debt investments, net	163,311	159,890	-2.09%	46,076	38,621	39,780	3.00%	-13.66%
Net gains from investment activities at fair value through income statement
Debt investments	579,403	699,841	20.79%	58,448	133,105	199,761	50.08%	241.78%
Derivatives	(4,750)	(61,667)	1198.25%	48,987	(7,138)	(27,433)	284.32%	-156.00%
Repos	(7,636)	(116,860)	1430.38%	6,428	(28,232)	(37,073)	31.32%	-676.74%
Others	(22,833)	4,109	118.00%	(20,585)	3,639	(2,405)	-166.09%	-88.32%
Total Net gains from investment activities at fair value through profit and loss	544,184	525,423	-3.45%	93,278	101,374	132,850	31.05%	42.42%
Total Interest and valuation on investments	707,495	685,313	-3.14%	139,354	139,995	172,630	23.31%	23.88%
Total interest and valuation	15,748,805	16,685,677	5.95%	4,094,749	4,103,889	4,151,605	1.16%	1.39%
Interest expense
Borrowing costs	(723,385)	(672,472)	-7.04%	(180,307)	(173,700)	(148,166)	-14.70%	-17.83%
Overnight funds	(6,345)	(15,860)	149.96%	(1,186)	(4,900)	(2,484)	-49.31%	109.44%
Debt securities in issue	(1,335,192)	(1,191,000)	-10.80%	(324,900)	(287,593)	(304,478)	5.87%	-6.29%
Deposits	(3,878,528)	(4,279,316)	10.33%	(1,087,747)	(1,066,944)	(1,031,530)	-3.32%	-5.17%
Preferred Shares Dividends	(58,714)	(58,714)	0.00%	(14,980)	(14,578)	(14,980)	2.76%	0.00%
Other interest (expense)	(50,936)	(15,624)	-69.33%	(22,372)	(4,179)	(3,968)	-5.05%	-82.26%
Total interest expenses	(6,053,100)	(6,232,986)	2.97%	(1,631,492)	(1,551,894)	(1,505,606)	-2.98%	-7.72%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	9,695,705	10,452,691	7.81%	2,463,257	2,551,995	2,645,999	3.68%	7.42%
Credit impairment charges on loans and advance and financial leases	(2,930,239)	(3,879,559)	32.40%	(801,047)	(1,053,109)	(1,072,421)	1.83%	33.88%
Recovery of charged-off loans	286,529	410,860	43.39%	37,530	83,866	159,628	90.34%	325.33%
Credit impairment charges on/recoveries on off balance sheet credit instruments	(87,442)	6,854	107.84%	(7,993)	1,959	(17,575)	-997.14%	119.88%
Total credit impairment charges, net	(2,731,152)	(3,461,845)	26.75%	(771,510)	(967,284)	(930,368)	-3.82%	20.59%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	6,964,553	6,990,846	0.38%	1,691,747	1,584,711	1,715,631	8.26%	1.41%
Fees and commissions income
Banking services	816,839	885,512	8.41%	222,915	219,732	233,831	6.42%	4.90%
Credit and debit card fees and commercial establishments	1,092,919	1,164,380	6.54%	273,454	288,434	297,064	2.99%	8.63%
Brokerage	23,431	20,618	-12.01%	5,351	4,323	4,865	12.54%	-9.08%
Acceptances and Guarantees	55,724	55,365	-0.64%	17,103	15,829	12,707	-19.72%	-25.70%
Trust	294,499	359,651	22.12%	77,885	91,891	95,720	4.17%	22.90%
Bancassurance	336,692	408,248	21.25%	98,048	106,444	130,166	22.29%	32.76%
Payments and Collections	229,940	228,580	-0.59%	64,189	61,823	62,483	1.07%	-2.66%
Others	435,191	464,553	6.75%	110,780	94,971	143,989	51.61%	29.98%
Fees and commission income	3,285,235	3,586,907	9.18%	869,725	883,447	980,825	11.02%	12.77%
Fees and commission expenses
Banking services	(354,640)	(396,264)	11.74%	(94,776)	(98,731)	(107,782)	9.17%	13.72%
Others	(611,631)	(686,450)	12.23%	(183,958)	(178,204)	(215,415)	20.88%	17.10%
Fees and commission expenses	(966,271)	(1,082,714)	12.05%	(278,734)	(276,935)	(323,197)	16.71%	15.95%
Total fees and commissions, net	2,318,964	2,504,193	7.99%	590,991	606,512	657,628	8.43%	11.28%
Other operating income
Derivatives FX contracts	164,172	21,917	-86.65%	150,291	4,936	34,391	596.74%	-77.12%
Net foreign exchange	132,292	294,068	122.29%	(86,210)	48,770	42,686	-12.47%	149.51%
Hedging	(5,985)	(3,678)	-38.55%	10,121	(88)	(778)	784.09%	-107.69%
Operating leases	493,486	563,861	14.26%	139,108	142,148	147,264	3.60%	5.86%
Gains (or losses) on sale of assets	60,282	40,600	-32.65%	23,961	1,971	27,152	1277.57%	13.32%
Other reversals	4,178	2,546	-39.06%	2,631	364	918	152.20%	-65.11%
Others	638,698	713,032	11.64%	233,203	155,290	306,730	97.52%	31.53%
Total other operating income	1,487,123	1,632,346	9.77%	473,105	353,391	558,363	58.00%	18.02%
Dividends received, and share of profits of equity method investees
Dividends	39,785	32,248	-18.94%	11,043	4,351	11,152	156.31%	0.99%
Equity investments	77,799	(19,680)	-125.30%	(2,903)	4,760	15,470	225.00%	632.90%
Equity method	60,254	253,602	320.89%	8,025	27,805	149,109	436.27%	1758.06%
Gains (Losses) on sale of Discontinued Operations	(1,146)	-	-100.00%	-	-	-	0.00%	0.00%
Impairment charges on joint ventures	-	(173,339)	0.00%	-	-	(173,339)	0.00%	0.00%
Total dividends received, and share of profits of equity method investees	176,692	92,831	-47.46%	16,165	36,916	2,392	-93.52%	-85.20%
Total operating income, net	10,947,332	11,220,216	2.49%	2,772,008	2,581,530	2,934,014	13.65%	5.84%

15

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-16	Dec-17	dec-17 / dec-16	4Q 16	3Q 17	4Q 17	4Q 17 / 3Q 17	4Q 17 / 4Q 16
Operating expenses
Salaries and employee benefits	(2,356,512)	(2,417,959)	2.61%	(604,601)	(607,697)	(555,300)	-8.62%	-8.15%
Bonuses	(452,419)	(374,056)	-17.32%	(175,391)	(132,340)	60,422	145.66%	134.45%
Other administrative and general expenses	(2,651,334)	(2,979,863)	12.39%	(766,371)	(745,306)	(901,266)	20.93%	17.60%
Tax contributions and other tax burden	(596,474)	(676,441)	13.41%	(177,032)	(203,726)	(32,472)	-84.06%	-81.66%
Impairment, depreciation and amortization	(517,809)	(478,883)	-7.52%	(117,526)	(120,144)	(122,488)	1.95%	4.22%
Other expenses	(259,792)	(249,023)	-4.15%	(75,474)	(58,956)	(68,682)	16.50%	-9.00%
Equity Tax	(144,710)	(51,220)	-64.61%	-	-	-	0.00%	0.00%
Total operating expenses	(6,979,050)	(7,227,445)	3.56%	(1,916,395)	(1,868,169)	(1,619,786)	-13.30%	-15.48%
Profit before tax	3,968,282	3,992,771	0.62%	855,613	713,361	1,314,228	84.23%	53.60%
Income tax	(1,176,832)	(1,238,598)	5.25%	125,866	(245,307)	(345,556)	40.87%	-374.54%
Profit for the year from continuing operations	2,791,450	2,754,173	-1.34%	981,479	468,054	968,672	106.96%	-1.30%
Non-controlling interest	(89,619)	(139,173)	55.29%	(6,304)	(17,248)	(66,771)	287.12%	959.18%
Net income attributable to equity holders of the Parent Company	2,701,831	2,615,000	-3.21%	975,175	450,806	901,901	100.06%	-7.51%
Net Income from discontinued operations	163,497	-	-100.00%	155,804	-	-	0.00%	-100.00%
Net income	2,865,328	2,615,000	-8.74%	1,130,979	450,806	901,901	100.06%	-20.25%

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: February 21, 2018	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance